

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2011

Angelo C. Brisimitzakis
President and Chief Executive Officer
Compass Minerals International, Inc.
9900 West 109th Street, Suite 600
Overland Park, KS 66210

> **Re: Compass Minerals International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 22, 2010**
> **File No. 1-31921**

Dear Mr. Brisimitzakis:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief